SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 9, 2022, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2021	09/30/2020
Results of the period (six-month period)	25,520	(1,758)
Attributable to:
Shareholders of the controlling company	25,722	(882)
Non-controlling interest	(202)	(876)

2. Other integral results of the period	in million ARS
	09/30/2021	09/30/2020
Other integral results of the period (six-month period)	(434)	(12,293)
Attributable to:
Shareholders of the controlling company	(421)	(4,184)
Non-controlling interest	(13)	(8,109)

3. Total integral results of the period	in million ARS
	09/30/2021	09/30/2020
Total integral results of the period (six-month period)	25,086	(14,051)
Attributable to:
Shareholders of the controlling company	25,301	(5,066)
Non-controlling interest	(215)	(8,985)

4. Equity details	in million ARS
	09/30/2021	09/30/2020
Share Capital	809	575
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	24,970	24,950
Warrants	2,142	-
Additional paid-in capital	48,551	26,303
Premium for trading of treasury shares	178	175
Legal Reserve	2,289	2,012
Special Reserve (Resolution CNV 609/12)	17,013	17,013
Cost of treasury share	(308)	(309)
Changes in non-controlling interest	(10,770)	(10,020)
Reserve for share-based payments	347	351
Reserve for future dividends	3,061	3,061
Revaluation Surplus	1,945	1,079
Reserve for conversion	345	1,797
Special Reserve	948	39,415
Reserve for coverage instruments	(777)	(752)
Reserve for defined benefit plans	153	883
Other reserves	25	-
Retained earnings	25,806	(714)
Shareholders’ Equity attributable to controlling company’s shareholders	116,762	105,821
Non-controlling interest	7,947	33,471
Total shareholder's equity	124,709	139,292

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 810,870,597 (including treasury shares) which is divided into  658,707,201 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each, 5,181 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process, and 152,158,215  non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each, to be issued once the registration process for the merger by absorption between the Company and IRSA Propiedade Comerciales S.A. has been approved .

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 434,263,359 shares directly and indirectly (through Helmir S.A.), which represents 53.68% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of December 31, 2021, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 374,654,216 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 46.32% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 890,834,675. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 54.32% stake on the share capital, that is, 483,907,985 shares.

Among the news of the period ended on December 31, 2021, the following can be highlighted:

●
In December 2021, the Shareholders’ Meetings of IRSA and IRSA PC, as well as CNV and SEC, approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC. The merger has an effective date of July 1, 2021, and the exchange of IRSA PC shares for IRSA shares will take place in the coming months.

●
The net result for the first half of fiscal year 2022 was ARS 25,520 million compared to a ARS 1,758 million loss in the previous fiscal year. This is mainly explained by the gain recorded for changes in the fair value of investment properties.

●
Rental segment showed a recovery in the main indicators of shopping malls and hotels, while the office segment showed a slight decrease in the average rent and occupancy. The rental adjusted EBITDA reached ARS 5,489 million during the first semester of 2022 (ARS 4,298 million in shopping malls, ARS 834 million in offices and ARS 357 million in hotels), 31.5% lower than in the same period of 2020, not affected by the pandemic.

●
During the semester we sold 4 floors of “261 Della Paolera” building with a surface area of 4,797 sqm for an approximate amount of USD 41.2 million.

●
In December 2021, the Legislature of the Autonomous City of Buenos Aires approved by law the regulations for the development of the "Costa Urbana" project on the 70-hectare property owned by IRSA since 1997. The Company will have a construction capacity of approximately 895,000 m², which will drive growth for the coming years through the development of mixed-use projects.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 9, 2022